UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]
    Pre-Effective Amendment No. _____   [ ]
    Post-Effective Amendment No. 33   [X]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

Separate Account N
(Exact Name of Registrant)

ReliaStar Life Insurance Company
(formerly Separate Account One of Northern Life Insurance Company)
(Name of Depositor)

20 Washington Avenue So.
Minneapolis, MN 55401
(Address of Depositor's Principal Executive Offices) (Zip Code)

(612) 372-5507
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Financial, Inc.
One Orange Way, Windsor, CT 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

_____	immediately upon filing pursuant to paragraph (b) of Rule 485
X	on December 27, 2021 pursuant to paragraph (b) of Rule 485
_____	60 days after filing pursuant to paragraph (a)(1)
_____	on _____ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

X	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Flexible Premium Individual Fixed and Deferred Annuity Contracts

EXPLANATORY NOTE

This Post-Effective Amendment No. 33 to the Registration Statement on Form N-4 is being filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the Securities Act of 1933 (the "1933 Act") for the sole purpose of designating a new effective date for the previously filed Post-Effective Amendment No. 32 to the Registration Statement filed on October 27, 2021.

This Post-Effective Amendment No. 33 incorporates by reference the information contained in Parts A, B and C of Post-Effective Amendment 32 to the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 29th day of November 2021.

SEPARATE ACCOUNT N OF
RELIASTAR LIFE INSURANCE COMPANY
(Registrant)

By: RELIASTAR LIFE INSURANCE COMPANY
(Depositor)

By: Robert L. Grubka*
    Robert L. Grubka
    President
    (principal executive officer)

As required by the Securities Act of 1933, this Post-Effective Amendment No. 33 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Robert L. Grubka* Robert L. Grubka	Director and President (principal executive officer)	
Michael R. Katz* Michael R. Katz	Director and Chief Financial Officer (principal financial officer)	
Heather H. Lavallee* Heather H. Lavallee	Director	November 29, 2021
Francis G. O'Neill* Francis G. O'Neill	Director	
 Mona Zielke	Director	
Charles P. Nelson* Charles P. Nelson	Director	
Michael S. Smith* Michael S. Smith	Director	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Chief Accounting Officer (principal accounting officer)	

By: /s/ Peter M. Scavongelli
    Peter M. Scavongelli
    *Attorney-in-Fact

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* Executed by Peter M. Scavongelli on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.16	Powers of Attorney